FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Letter to Shareholders

To Our Shareholders
June 2006 marks Check Point Software Technologies’ ten (10) year anniversary as a public company. Over the past decade, Check Point has evolved and grown tremendously as a result of exceptional products and technologies, a talented workforce and a strong commitment to serving the needs of our customers and partners. In 1996, we sold firewall solutions to enterprises, with the leadership position in the firewall market, and employed 49 people. Today, we offer customers a unified security architecture with solutions to address perimeter, internal, Web and endpoint security needs; we sell into the enterprise, medium business, small business and consumer markets; we hold a leadership position in the worldwide enterprise firewall, personal firewall and VPN markets; and we employ over 1,400 people around the world. Customer adoption of our broad portfolio of security solutions is reflected in an average annual revenue growth of fifty percent (50%) from $10.1 million in 1995 to $579.4 million in 2005. It is my privilege to be part of leading this organization and representing it to you, our shareholders, over the past decade.

Solid Financial Performance
Although the market for IT products and services remained challenging in 2005, we posted solid financial results for the year. Revenues for 2005 were $579.4 million, compared to $515.4 million for 2004. Net income for 2005 was $319.7 million compared to $248.4 million for 2004. Earnings per diluted share for 2005 were $1.27 compared to $0.95 for 2004. Excluding charges related to the Zone Labs acquisition, for 2005 net income was $326.9 million compared to $278.7 million for 2004 and earnings per diluted share were $1.30 compared to $1.07 for 2004. The net charges related to the Zone Labs acquisition were $7.2 million, or $0.03 per diluted share, for 2005 and $30.3 million, or $0.12 per diluted share, for 2004.

During 2005 we have continued to generate strong cash from operating activities. Net cash from operations in fiscal year 2005 was $358.0 million compared to $302.0 million in 2004. Broad acceptance of our annuity-based programs has driven growth in both our subscription and deferred revenues. As a result, our subscription revenues grew by twenty-two percent (22%) in 2005 and our deferred revenue balance increased by $27.9 million to $169.0 million as of December 31, 2005.

Implementing Our Strategy
Our vision of a unified security architecture started over two years ago as our security solutions expanded beyond the market for enterprise perimeter security. At the end of 2005 approximately thirty percent (30%) of our product revenues were generated from sales of our emerging products, up from thirteen percent (13%) at the end of 2003 when we announced our extended strategy. This growth indicates that our strategy is delivering results. Our strategy implementation continued in 2005 with the unification of our solutions under a single security architecture, the NGX™ platform. The result is that we offer customers the most comprehensive and integrated set of security solutions with unique centralized management and policy enforcement capabilities. With our most recent version of the NGX platform, we introduced centralized, real-time updateability for all Check Point security solutions to guard against the latest security threats and vulnerabilities.

The implementation of our strategy involves more than products and technology. A strong channel and unique market position creates valuable differentiation and leverage for our customers. Over time, Check Point has assembled and cultivated more than 2,000 technology and channel partners, many of which are the leading solutions providers in their respective countries, territories, vertical markets or technology fields. This expansive and diverse set of partners allows us to leverage the best in talent, resources and market reach in addressing our customers’ security needs.

Recent changes in the security landscape have helped define Check Point’s unique market position. Through our “Unified Security Architecture” Check Point is a leading provider of total network security solutions. Check Point remains committed to securing the networks of our customers, but more than that, we have the focus, size and scale to deliver. While this position is desirable, it also carries its own challenges. These challenges include educating our marketplace on the importance of a unified security architecture over point products; evolving our sales model into larger, architectural sales; marketing more products and competing in more market segments. As with any evolution this will take time, determination and resources. However, it is my belief that this is the right strategy. An architecture for securing the Internet is needed now more than ever and having the most viable strategy to solve that challenge is the position we believe we hold.

Leadership Into The Future
While our business performance and portfolio of security solutions have evolved, our commitment to providing customers the most comprehensive, innovative and integrated security solutions has remained constant. With our unified security architecture, we aim to provide our customers with the most secure solutions at the lowest total cost of ownership and a choice of how and where to deploy the technology. In a market awash with solutions that address security through reactive offerings or a string of point products, our value proposition is evident. Our security solutions proactively keep businesses secure in the rapidly changing security threat environment. They are fully integrated to ensure maximum security and centrally managed, updated and monitored for optimal efficiency.

We credit our accomplishments in 2005 to our tightly integrated global business model, our partners’ success around the world and the commitment and productivity of our employees. We believe we have the right strategic vision, integrated products and customer focus to drive our continued success in the network security market in 2006 and beyond.

/s/ Gil Shwed

Gil Shwed
Founder, Chairman and Chief Executive Officer
July 2006

Focused On Customer Needs

Innovation is a core competency for Check Point. Our patented Stateful Inspection technology is the basis for our security solutions as well as the de facto industry standard for enterprise-class network security solutions. Our broad portfolio of security solutions addresses customers’ perimeter, internal, Web and endpoint security needs as well as the ability to manage their security architecture from a centralized console.

We recently streamlined our perimeter security solutions with the release of two new product lines, VPN-1 UTM and VPN-1 Power, which are designed to provide customers with security that is proactive, manageable, scalable and easy to use. Our unified threat management (UTM) gateways provide the simplicity of unified security management with the highly evolved security found in Check Point solutions. Going beyond firewall, VPN, intrusion prevention and antivirus, VPN-1 UTM offers SSL VPN, Web application firewall, host checking and more. VPN-1 Power gateways enable companies to accelerate security performance integrating all the capabilities of VPN-1 UTM along with patented SecureXL™ acceleration technologies. This realignment represents a significant overhaul of our perimeter security solutions and initial feedback from both customers and partners has been favorable.

Internal security is designed to protect corporate networks from security threats and attacks that originate from within the network. With our internal security gateway, InterSpect, customers can tighten the enforcement of internal security and preempt damage from internally launched cyber attacks without disrupting the flow of information.

Connectra, our Web security gateway, is the industry’s only unified solution for addressing today’s Web access and protection challenges. Connectra allows remote users access to the network in a secure, convenient manner from a wide range of devices.

Endpoint security focuses on securing individual computers at both the enterprise and personal level. It addresses the risks that hackers, worms, spyware and other threats pose to internal and remote computers that access the network. Our endpoint solutions provide centralized management for easy control of endpoint security and policy-based enforcement. Our Integrity endpoint security products target the enterprise market. Our award-winning endpoint security solution for consumers, ZoneAlarm, offers the most effective multi-layered protection against spyware, viruses, spam, identity theft and other insidious Internet security threats.

Our unique security management solutions continue to differentiate Check Point in the security market. From a centralized console, Check Point solutions can all be managed with minimal effort, providing ease of use, improved compliance and the lowest total cost of ownership to customers across their network-security deployments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

July 6, 2006